Exhibit 23.3– Consent of MHA Petroleum Consultants, Inc.

January  31 , 2008

Gulf Western Petroleum Corporation
Board of Directors

RE:           Gulf Western Petroleum Corporation, SEC Form SB-2/A

Dear Sirs:

We refer to our report entitled “Securities and Exchange Commission Evaluation, Oil & Natural Gas Reserves, Oakcrest Prospect, Wharton County, Texas, (the “Report”); incorporated by reference in the referenced Form SB-2/A.

We hereby consent to the use of our name and references to excerpts from the Report in the referenced Form SB-2/A.

We have read the Form SB-2 and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within our knowledge as a result of the preparation of our Report.

Sincerely,

/s/ Leslie S. O’Connor

Leslie S. O’Connor, B.Sc., L.P.G.
Vice President